FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F         ☒           Form 40-F         ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐             No         ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Athens, 13 November 2007

In response to an article published in the Athens daily newspaper Imerisia of 12 November 2007, NBG announces the following for the information of investors:

As NBG has made clear, one of its key strategic pillars is to become a major regional bank, with a focus on the broader region of Eastern Europe and the Mediterranean. In this context, the Bank is examining investment opportunities in banks in Ukraine, including a bank mentioned in the article, and is already engaged in relevant processes, having signed confidentiality agreements regarding the expression, initially, of non-binding interest.

Should there be further significant developments, NBG will immediately make relevant announcements for the reliable and impartial information of the investor community.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 13th November, 2007

Vice Chairman - Deputy Chief Executive Officer